BIRCH MOUNTAIN RESOURCES LTD.

FIRST QUARTER 2005
FINANCIAL REPORT

MARCH 31, 2005

MANAGEMENT'S DISCUSSION & ANALYSIS

INTRODUCTION
The following discussion and analysis (MD&A) is current as of May 9, 2005, and is management's assessment of Birch Mountain's operations and financial results together with future prospects, and should be read in conjunction with the unaudited Consolidated Financial Statements of the Company and the Notes to the Consolidated Financial Statements for March 31, 2005 in addition to the audited Consolidated Financial Statements of the Company and the Notes to the Consolidated Financial Statements for the year ended December 31, 2004. The accompanying unaudited interim consolidated financial statements ("financial statements") of the Company have been prepared by the management of Birch Mountain Resources Ltd. The Company's independent auditor has not performed a review of the accompanying financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements. The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles "'GAAP"). All financial information is expressed in Canadian dollars unless otherwise stated. The Company has adopted National Instrument 51-102F1 as the guideline in presenting the MD&A.

Birch Mountain is a resource company with divisions in industrial minerals and precious metals. The Company has defined a limestone mineral reserve on our lands in northeastern Alberta held under metallic and industrial mineral leases. This information is based on independent technical reports by AMEC Americas Limited ("AMEC"), prepared in compliance with Canadian Securities Advisors' National Instrument 43-101, Standards of Disclosure for Mineral Projects, and available at www.sedar.com and www.sec.gov.

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made.

OVERVIEW
Birch Mountain holds mineral rights over an extensive portion of the Athabasca region north of Fort McMurray, Alberta. These mineral rights include both industrial and metallic minerals, which in most areas lie geographically underneath the oil sands. The Company operates separate divisions for the industrial minerals and the metallic minerals and the consolidated financial statements provide segmented information to identify expenditures in each.

The Company is advancing the opening of a limestone quarry for aggregate sales and the operation of a plant for the manufacturing of quicklime, with various products required for use in the growing oil sands industry. The quarry and plant will be located on land leases where the limestone is accessible, as oil sands do not lie on top of the rock, allowing for open pit extraction which is more economical and the geology of the limestone provides superior rock qualities. As a result of this large opportunity, significant investment in precious metal exploration and technology development has been deferred.

PERFORMANCE
Industrial Minerals Division
Geological, engineering and economic assessments have confirmed the significant opportunity for limestone production on the mineral leases and based on independent technical reports prepared by the Canadian Energy Research Institute ("CERI") and AMEC, Birch Mountain is satisfied that a market exists for the use of limestone by oil sands companies and in regional infrastructure development.

A shortage of gravel in the Regional Municipality of Wood Buffalo was confirmed in a survey on gravel and concrete supply and usage by oil sands leaseholders completed by the Athabasca Regional Issues Working Group ("RIWG") and released in February 2003. The RIWG includes oil sands companies, local government and other major interested parties in the area. In addition, expressions of interest from the oil sands industry in a local supply of quicklime for use in flue gas desulphurization and water treatment led us to evaluate the production of quicklime from limestone in our proposed quarry. Based on the success of early calcining tests in 2002, Birch Mountain conducted further work in 2003 by testing two of the high-calcium carbonate limestone layers (or units) within our quarry. Results of these tests showed that both units are suitable for the production of quicklime.

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Using data from environmental and archaeological field studies from 2003 and 2004, we filed an Environmental Impact Assessment ("EI") and Application to the Natural Resources Conservation Board ("NRCB") in March 2004 for the development, operation and reclamation of the quarry. This quarry will cover approximately 255 hectares and is on land leases where the limestone is near surface, covered with overburden, and in an area where the oil sands have been geologically displaced. The Application was accepted by the NRCB and was open for a 31-day period of public comment, which ended January 17, 2005. With no interventions opposing the Application, the NRCB advised the Company that a public hearing was not required. Approval of this application for aggregate operations is anticipated in mid 2005.

During first quarter 2005, testing on our limestone by independent parties produced test results that confirm the high quality of the limestone in our quarry. To initiate aggregate production from the quarry, it will be necessary to build a two kilometre access road, clear trees and brush, expose the limestone for production and construct stockpile and working areas. An estimated capital investment of $1,800,000 will be required in 2005 for this site preparation. We plan to use local contractors and their equipment for the first stages of the aggregate operations.

In December 2004, the Company announced its intention to expand the quarry and construct and operate a quicklime plant. This project is called Hammerstone. Birch Mountain has largely completed the geological and environmental fieldwork to be used in the regulatory filings for the Hammerstone EIA and Application that we expect to file in 2005. Engineering, environmental and regulatory costs to complete and file this application in 2005 are projected to be approximately $2.4 million. As this is a preliminary estimate, the final cost for regulatory approval of Hammerstone could be much higher as the operations scope is significant and may be referred to a public hearing. If a public hearing is required, then both time and expenses will increase.

Mineral Exploration and Mineral Technology
With the discovery of metal nanoparticles in rocks from the Company's property in 2000, the focus of our research has been to understand the properties of metals in this form, to develop methods for measuring their concentrations in the rock and to develop extraction and recovery processes. In 2002, we were awarded U.S. patent number 6,494,932 for a process to extract and recover natural nanoparticles. Although work in exploration and technology has been deferred since 2003, based on recommendations made in an independent technical report prepared by APEX Geoscience Ltd. in May 2003, Birch Mountain believes a significant opportunity exists in precious metals and intends to continue research and development of the precious metals potential of the Athabasca property. However, the Company has no assurance there are commercial concentrations of precious metals on our mineral properties, or that a commercially viable process for precious metal extraction will be developed.

RESULTS OF OPERATIONS
Birch Mountain has virtually no revenues and our funding has come primarily from private placement financings. The Company has incurred operating losses since inception in 1995, and as of March 31, 2005, has a retained deficit of $3,765,412. Losses are from costs incurred in the development of the Industrial Minerals Division, exploration of mineral opportunities and research of mineral technology. Results of operations have fluctuated from period to period and may continue to do so in the future. Additional operating losses are expected in the future as a result of the continued development of the quarry and Hammerstone plus investment in exploration and technology. However, the Industrial Minerals Division is expected to start generating income from aggregate sales following the completion of all regulatory requirements for the quarry in 2005.

During the first quarter of 2005 total expenses were $1,442,391 as compared to $537,356 for first quarter 2004. However, including mineral expenditures capitalized of $746,336 (2004-$815,186) and excluding non-cash stock-based expenses of $687,913 (2004-$48,191), expenditures totaled $1,500,814 compared to $1,304,351 for 2004. Expenditures on mineral exploration and development have been fairly consistent period over period, with the 15% increase in total expenditures resulting from additional administrative expenses.

Total mineral exploration costs including expenditures capitalized were $967,028 in first quarter 2005 as compared to $985,508 in 2004. Activity in each quarter was consistent as engineering, geological and environmental work, including the CERI and AMEC independent technical reports, was undertaken to advance the development of the quarry.

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Administrative expenses, excluding non-cash stock-based expenses increased by $214,943 in first quarter 2005, totaling $533,786 as compared to $318,843 for 2004.

•	Professional fees, excluding non-cash stock-based expenses of $63,543, contributed to the increase by $19,881 due to the fees associated with a US based investor relations firm; and

•	Shareholder services and promotion expenses accounted for $111,124 of the total increase, which resulted from additional costs associated with printing shareholder documents of approximately $75,000 and additional travel costs associated with investor relations of approximately $29,000.

•	Salaries and benefits contributed to the increase by $29,431 due to the hiring of an additional executive;

•	Office expenses contributed to the increase by $53,432 related to increased office rent;

Non-cash stock-based expenses including stock-based compensation expense and professional fees are related to stock issued to employees, directors, and advisors. The recorded expense was $639,722 higher for the March 31, 2005 quarter as compared to the March 31, 2004 quarter, due to options issued in early 2005.

SUMMARY OF QUARTERLY RESULTS
Quarterly Results	2005		2004					2003
Three months ended	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30
Interest and other income	$25,788	$24,799	$14,102	$1,540	$7,749	$110,513	$97	$201,360
G&A expenses	1,221,699	614,958	472,059	418,825	367,034	387,865	242,503	275,305
Mineral exploration costs	220,692	209,279	124,107	258,663	170,322	80,755	264,168	134,801
Net loss for the period	(1,416,603)	(799,438)	(582,064)	(675,948)	(529,607)	(358,107)	(506,574)	(208,745)
Net loss per share - basic and fully diluted	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)
Total assets	$9,436,026	$9,532,423	$7,417,076	$1,991,375	$2,765,642	$2,424,233	$227,539	$356,181
Mineral properties	$4,235,705	$3,489,369	$2,598,045	$1,502,987	$1,151,322	$336,136	-	-

Major Events in 2005

First Quarter 2005
•	On April 14, 2005, the Company's application to trade common shares on the American Stock Exchange was approved and the stock began trading on April 21, 2005.

•	AMEC completed a prefeasability report that detailed the limestone reserve over the quarry life, from which a technical report in accordance with National Instrument 43-101 was completed and made available to the public. The full report can be found on www.sedar.com under the Birch Mountain filings - Technical Report filed March 24, 2005.

•	1,890,000 stock options were issued during the quarter to employees and directors at prices ranging from $2.35 to $2.48.

LIQUIDITY AND CAPITAL RESOURCES
The Company's primary source of cash has been private placements. Working capital at March 31, 2005 is $4,436,325 a decrease of approximately $845,000 from December 31, 2004. The decrease is a result of lower cash balances resulting from cash expenditures in first quarter 2005.

During the quarter, Birch Mountain received $409,000 from the exercise of stock options and warrants. At gross expenditure rates consistent with the first quarter of 2005, the Company has existing capital to continue operations into the fourth quarter of 2005.

The Company is assessing strategic options and opportunities for additional financing to fund the start-up of the quarry for the production and sale of various aggregates, to advance the regulatory approval of a Hammerstone project, including the quicklime plant, to restart research and precious metal assay program development and to continue ongoing corporate activities. Project-specific financing may be available for the limestone/quicklime project in 2005 and beyond. To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result, but not necessarily a dilution in value.

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On-going commitments for capital resources relate largely to the maintenance of the mineral permits and leases granted to the Company by the Government of Alberta plus some general operating leases. At March 31, 2005, the Company holds mineral leases, mineral permits and mineral permits for which applications have been filed for conversion to leases, in the Athabasca region, covering an area of 402,965 hectares (995,744 acres), which is an increase of 67,775 hectares over the land position at December 31, 2005. The increase relates to additional permits secured in first quarter 2005. Lease and permit payments, along with associated fees in 2005 and years beyond will be approximately $670,000 annually, if we continue to hold all of our mineral leases into the future. Following further exploration, we may choose to reduce our landholdings, which will reduce our capital commitments for maintaining the mineral leases in good standing.

RISKS AND UNCERTAINTIES
Capital
Birch Mountain is a developing company with insufficient revenue to meet our yearly operating and capital requirements. The Company has successfully raised funds necessary to explore our leases and permits, prepare for and plan operations and to conduct our corporate affairs primarily through private placements of common stock. There is no guarantee the Company will be able to continue to raise funds or to successfully partner with a company that has the necessary capital. In the past, Birch Mountain has financed the business by raising funds in the equity markets. As required in the future or as advantageous to the Company, financing may be available through joint venture or partnering agreements, through additional private placements or by obtaining project debt financing. Although these are alternatives the Company will investigate, there is no assurance that the Company will be successful.

Regulatory and Environmental
The Company operates in areas that are subject to governmental provisions regulating exploration and development of mineral resources. Birch Mountain may be constrained or forbidden to develop a quarry or mine in areas of economic mineral deposits or mandated operating guidelines may adversely the economic viability of the projects. Additionally, the Company holds metallic and industrial mineral permits and leases issued by the Government of Alberta and there are no guarantees the Government will continue to extend land rights under its current practices. Birch Mountain is required by regulation to operate under certain environmental guidelines that are mandated by federal and provincial governments in Canada. Additionally, public expectation of industry's environmental performance remains high and interventions by environmental groups could impact the Company's ability to operate. Birch has established environmental policies that it believes will allow it to operate effectively under the environmental guidelines. Birch has and will continue to work with the local communities to address public environmental concerns.

Mineral Property Development
Based on exploration results to date and the independent prefeasibility report prepared by AMEC, Birch Mountain believes development of our mineral properties will yield economically recoverable limestone. The ability of Birch Mountain to obtain necessary environmental operating approvals, to secure adequate operating and capital financing, to successfully put the property into production and to operate profitably in the future are uncertain.

Customer Dependency
In the Industrial Minerals Division and with the development of the quarry, Birch is dependant on customers located geographically near the operating limestone quarry. Costs of transportation of aggregate are high relative to its cost of production and tend to be prohibitive to customers who might ship the product over longer distances. As a result, Birch plans to market our products to the oil sands industry in Fort McMurray. Should the price of oil decline, there is no guarantee oil sands companies will continue to require the Company's products.

Personnel
The Company employees twelve employees and relies on part time workers, contractors and consultants to assist in executing operations and providing technical guidance. As the Company moves into operations it will be necessary to rely on workers in the local area. In Northern Alberta, skilled labour shortages are common. There is uncertainty surrounding the ability to retain and attract personnel to the project and should the Company not have adequate personnel, the project may not become operational or may not be economically viable.

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Alternate Technologies
The use of limestone for aggregates and the use of quicklime as a product for desulphurization of air emissions and water treatment could be replaced by alternate technologies as the oil sands industry looks at more cost effective and efficient methods. The rate of development of new technologies or the impact on our business cannot be determined.

OFF-BALANCE SHEET ARRANGEMENTS
The Company has no off-balance sheet arrangements.

RELATED-PARTY TRANSACTIONS
The Company had the following transactions with related parties:

•	Included in shareholder services and promotion are amounts of $3,500 (2004-$5,031) paid to a company controlled by the spouse of a director;
•	Included in professional fees is $24,600 (2004-$13,271) of consulting and legal fees paid to a company owned by an officer;
•	Included in professional fees is $25,365 (2004-$33,239) of legal fees paid to firms in which officers are partners; and
•	Included in accounts payable is $58,738 (2004-$26,094) relating to these transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES
The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as at March 31st. Significant areas requiring estimates include the determination of impairment of mineral properties and capital assets, reclamation obligations, qualifying flow through renouncements and the calculation of stock-based compensation expense. Actual results may differ from those reported and management periodically reviews the estimates, adjusting where necessary in the period in which the change in estimate is deemed appropriate.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION
There were no changes in accounting policies during the period ended March 31, 2005.

FINANCIAL INSTRUMENTS
The carrying amount of cash, accounts receivable and accounts payable approximates their fair value because of the short-term maturities of these items. The Company enters into transactions to purchase goods and services denominated in United States currency for which the related expenses and accounts payable balances are subject to exchange rate fluctuations. The transactions and balances have been stated in Canadian dollars in accordance with our foreign currency translation policy.

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ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT
REVENUE
Additional Disclosure for Venture Issuers	March 31,		March 31,
without Significant Revenue	2005		2004

Total Assets at the end of the quarter	9,436,026		2,765,642

Total Expenses during the quarter
Mineral exploration
Capitalized mineral exploration expenses	$746,336		$815,187
Expensed mineral costs	220,692		170,322

Administrative and corporate expenses	1,221,699		367,034

	2005	2005	2004	2004
Mineral Costs during the quarter	Capitalized	Expensed	Capitalized	Expensed

Administration	$56,951	$7,746	$25,317	$10,227
Assay and geological	16,176	-	5,038	-
Land lease and permit	672	160,929	1,568	151,396
Materials, services and drilling	552,464	17,053	648,846	377
Salaries	105,741	31,061	112,449	8,322
Travel and accommodations	14,332	3,903	21,968	-

	$746,336	$220,692	$815,186	$170,322

Administrative and Corporate Expenses	2005		2004

Professional fees	$183,268		$99,844
Shareholders services and promotion	172,101		60,977
Salaries and benefits	136,402		106,971
Office	91,829		38,397
Amortization	13,729		12,654
Stock based compensation	624,370		48,191

	$1,221,699		$367,034

Outstanding Share Data at May 9, 2005				Number
Issued and outstanding common shares				67,500,732
Outstanding options to purchase common shares				8,671,320
Outstanding warrants to purchase common shares				2,226,005
Maximum outstanding common shares				78,398,057

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BIRCH MOUNTAIN RESOURCES LTD.

Interim Consolidated Financial Statements

March 31, 2005

Unaudited

The accompanying unaudited interim consolidated financial statements ("financial statements") of the Company have been prepared by the management of Birch Mountain Resources Ltd. The Company's independent auditor has not performed a review of the accompanying financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements.

Birch Mountain Resources Ltd.
Consolidated Balance Sheets
UNAUDITED

	As at March 31, 2005	As at December 31, 2004
Assets
Current
Cash and cash equivalents	$4,523,361	$5,444,270
Accounts receivable	129,994	233,459
Prepaids and deposits	360,976	184,108
	5,014,331	5,861,837

Property, plant and equipment (Note 3)	185,990	181,217
Mineral properties (Note 4)	4,235,705	3,489,369

Total Assets	$9,436,026	$9,532,423

Liabilities and Shareholders' Equity
Liabilities
Current
Accounts payable and accrued liabilities (Note 11)	$527,700	$357,229
Advances on share subscriptions	-	173,252
Other liabilities	50,306	50,306
	578,006	580,787

Shareholders' equity
Share capital (Note 5)	11,599,454	10,961,876
Contributed surplus (Note 6)	1,023,978	338,569
Accumulated deficit (Note 7)	(3,765,412)	(2,348,809)
	8,858,020	8,951,636
Total Liabilities and Shareholders' Equity	$9,436,026	$9,532,423

See accompanying notes to the unaudited interim consolidated financial statements

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Deficit
For the three months ended March 31
UNAUDITED

	2005	2004
Expenses
Mineral exploration costs	$220,692	$170,322
Professional fees (Notes 9 and 11)	183,268	99,844
Shareholder services and promotion (Note 10)	172,101	60,977
Salaries and benefits	136,402	106,971
Office	91,829	38,397
Amortization	13,729	12,654
Stock-based compensation (Note 9)	624,370	48,191
Loss before the following	1,442,391	537,356

Interest income	25,788	7,749

Net loss for the quarter	1,416,603	529,607

Deficit, beginning of quarter	(2,348,809)	(27,510,684)

Deficit, end of quarter	$(3,765,412)	$(28,040,291)

Loss per share
Basic and diluted (Note 8)	$(0.02)	$(0.01)

See accompanying notes to the unaudited interim consolidated financial statements

Birch Mountain Resources Ltd.
Consolidated Statements of Cash Flows
For the three months ended March 31
UNAUDITED

	2005	2004

Cash flows from operating activities
Cash paid to suppliers	$(268,442)	$46,785
Cash paid to employees	(259,555)	(227,743)
Interest received	25,788	7,749
Interest paid	(872)	(968)
Net cash used in operating activities	(503,081)	(174,177)

Cash flows from investing activities
Purchase of capital assets	(18,503)	(47,525)
Mineral exploration costs	(808,642)	(864,738)
Net cash used in investing activities	(827,145)	(912,263)

Cash flows from financing activities
Issuance of common shares for cash	409,317	399,626
Net cash provided by financing activities	409,317	399,626

Decrease in cash and cash equivalents	(920,909)	(686,814)
Cash and cash equivalents at beginning of period	5,444,270	1,818,292
Cash and cash equivalents at end of period	$4,523,361	$1,131,478

See accompanying notes to the unaudited interim consolidated financial statements

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the quarters ended March 31, 2005 and 2004

1.	Nature of operations

Birch Mountain Resources Ltd. (the "Company"), incorporated under the jurisdiction of the Business Corporations Act of Alberta, is exploring and preparing to develop its mineral leases and permits in Northern Alberta. Since inception, the efforts of the Company have been focused on exploration of precious metals and research into precious metals technology and whilst over the past two and a half years on the development of its industrial minerals. To date, the Company has not earned significant revenues and is considered to be in the development stage. The recoverability of the amounts shown for mineral properties is dependant upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing or cash flow to continue the development of its mineral properties. On February 25, 2005, the Company released an independent technical report, which indicates the potential for a limestone quarry in the Fort McMurray area and reports an estimated value for the mineral reserves in excess of the current carrying value of the mineral properties.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going-concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. The Company is obligated to incur certain levels of expenditures to maintain its rights to continue exploration of certain mineral leases and permits. The Company's success is dependent on obtaining sufficient funds to carry out development activities on its mineral leases, preserving its interest in the underlying minerals, achieving future profitable production or, alternatively, on the Company's ability to dispose of its interests on an advantageous basis.

2.	Significant accounting policies

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2004. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. These interim financials statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2004.

In the opinion of management all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

3.	Property, plant and equipment
		At March 31, 2005		At December 31, 2004
		Accumulated	Net Book		Accumulated	Net Book
Cost		Amortization	Value	Cost	Amortization	Value
Equipment	$318,109	$211,143	$106,966	$312,522	$205,485	$107,037
Computer	292,469	226,386	66,083	279,553	220,233	59,320
Leasehold improvements	38,382	25,441	12,941	38,382	23,522	14,860
	$648,960	$462,970	$185,990	$630,457	$449,240	$181,217

4.	Mineral properties

The Company holds a significant number of permits and leases on mineral rights in the Athabasca region of Northern Alberta. At March 31, 2005, the Company's mineral property in the Athabasca region consisted of 32 (Dec 31, 2004 - 23) permits, 14 (Dec 31, 2004 - 15) permits in the process of being converted by the Company to leases and 67 (Dec 31, 2004 - 65) leases, for a total area of 402,965 (Dec 31, 2004 - 335,190) hectares. The Company is party to Co-Development Agreements with Syncrude Canada Ltd., Suncor Energy Inc., Albian Sands Energy Inc. and Canadian Natural Resources Limited. The agreements provide for a co-operative planning in the development of the lands and data sharing by bringing together the holder of the oil sands rights and the holder of the metallic and industrial mineral rights.

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the quarters ended March 31, 2005 and 2004

Amounts capitalized are for the development of its industrial mineral properties over the past two and a half years and are associated with a proposed limestone quarry.
		Capitalized		Expensed for the three months
				ending
	At Mar 31, 2005	For the three months ending	At Dec 31, 2004	Mar 31, 2005	Mar 31, 2004
		Mar 31, 2005
Administration	$136,334	$56,951	$79,383	$7,746	$10,227
Assay and geological	93,916	16,176	77,740	-	-
Land lease and permit	51,202	672	50,530	160,929	151,396
Materials, services and drilling	3,158,701	552,464	2,606,237	17,053	377
Salaries	689,996	105,741	584,255	31,061	8,322
Travel and accommodations	105,556	14,332	91,224	3,903	-
	$4,235,705	$746,336	$3,489,369	$220,692	$170,322
5.	Share capital

	(a)	Authorized capital
Unlimited number of common voting shares
Unlimited number of preferred shares issuable in series
Unlimited number of non-voting shares

	(b)	Issued capital
Common shares
	Number	Amount

Balance December 31, 2004	66,306,799	$10,961,876
Issued for cash
Issued on exercise of options	475,585	251,303
Issued on exercise of warrants	515,033	386,275

Balance March 31, 2005	67,297,417	$11,599,454

(c)	Preferred shares

An unlimited number of preferred shares may be issued in one or more series, and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges and conditions attached to the shares of each series. No preferred shares have been issued.

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the quarters ended March 31, 2005 and 2004
5.	Share capital (continued)

(d) Reserved for issue

Options

The Company has a stock option plan that was established in 1994 and has been subsequently amended by the shareholders, including most recently in 2004. The purpose of the plan is to offer persons who provided services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain a proprietary interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons with the Company. The plan contains provisions stating that the option period may not exceed five years and that the number of common shares issuable on exercise of outstanding stock options may not exceed 10,269,047 shares. The plan is administered by the Compensation Committee of the Board of Directors who determines to whom options shall be granted including the terms, pricing and vesting of the grants. The Company has granted options on common shares as follows:

	Number of	Price Range	Weighted Average	Expiry
	Options	($)	Price ($)	Date

December 31, 2004, outstanding	7,316,070	0.25 - 0.74	0.45	2006 - 2009
Granted	1,890,000	2.35 - 2.48	2.44
Exercised	475,585	0.30 - 0.65	0.48
March 31, 2005, outstanding	8,730,485	0.25 - 2.48	0.88	2006 - 2009

The following summarizes information about stock options outstanding and exercisable as at March 31, 2005:

Number	Expiry	Exercisable and	Option
of Options	Date	Outstanding	Price ($)
307,415	January 2006	307,415	0.60
150,000	April 2006	150,000	0.65
200,000	May 2006	200,000	0.50
1,040,000	March 2007	1,040,000	0.26
1,215,000	April 2007	1,215,000	0.34
2,010,625	October 2008	2,010,625	0.30
125,000	May 2009	62,500	0.53
1,762,445	August 2009	881,223	0.55
30,000	November 2009	7,500	0.74
600,000	January 2010	150,000	2.35
1,290,000	March 2010	322,500	2.48
8,730,485	2006 - 2009	6,346,763	0.84

Warrants
In relation to private placements, the Company has the following warrants outstanding:

	Number of	Price	Weighted-Average	Expiry
	Warrants	Range ($)	Price ($)	Date

December 31, 2004, outstanding	2,885,188	0.75 - 2.00	0.97	2005
Exercised	515,033	0.75	0.75
March 31, 2005, outstanding	2,370,155	0.75 - 2.00	1.06	2005

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the quarters ended March 31, 2005 and 2004
6.	Contributed surplus
Changes in contributed surplus are as follows:

Balance, December 31, 2004	338,569
Options granted to employees, directors and officers	645,954
Options granted to advisors	63,543
Options converted to share capital	(24,088)
Balance March 31, 2005	$1,023,978

7.	Deficit

Pursuant to Section 38 of the Business Corporations Act of Alberta, the shareholders approved a reduction in the stated capital by the amount of the accumulated deficit as of June 30, 2004. As a result, the deficit and share capital were reduced by $27,748,932.

8.	Per share amounts

Basic loss per share was calculated using 66,552,361 shares (March 31, 2004 -50,895,660), the weighted-average number of shares outstanding for the period. Diluted loss per share amounts have not been calculated as the effect of common shares issuable upon exercise of share options and warrants is anti-dilutive.

9.	Stock-based compensation and stock-based expenses

The Company uses the the Black-Scholes option-pricing model to provide a fair-value for stock based compensation for employees, directors, officers and advisors. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Change in the subjective input assumptions can materially affect the fair-value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Had the fair-value method been used since January 1, 2001, the Company's net loss and net loss per share would have been as follows:
	2005	2004
Pro-forma loss for the period	$(1,416,603)	$(529,607)
Loss per share, basic	(0.02)	(0.01)

During the period ended March 31, 2005, options issued to employees, directors officers and advisors were valued at $2,492,642 (2004 - nil). In accordance with the vesting periods, the following expense and offsetting credit to contributed surplus were recorded. An unamortized balance of $2,131,978 (2004 - $155,542) will be expensed over the current and next fiscal year.

	2005	2004
Stock-based compensation for stock issued in the current period	$559,617	$-
Stock-based compensation for stock issued in prior periods	86,337	48,191
Less stock-based compensation capitalized in mineral properties	(21,584)	-
Net stock-based compensation expense	624,370	48,191
Stock-based expenses included in professional fees	63,543	-
Total stock-based expenses	$687,913	$48,191

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the quarters ended March 31, 2005 and 2004

9.	Stock-based compensation and stock-based expenses (continued)

The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2004
Expected life	1 to 2 years	1 to 2 years
Risk-free interest rate	4.3%	3.8% - 4.3%
Expected volatility	100%	110%
Annual dividends	nil	nil

10.	Income tax recovery

The income tax recovery for the period ended March 31 differs from the amount that is expected by applying the current tax rates for the following reasons:
	2005	2004

Loss before taxes	$1,416,603	$529,607
Expected tax recovery at 35.62% (2004 - 38.95%)	504,594	206,282
Resource allowance	(50,927)	(34,646)
Share issue costs	13,037	4,336
Non-deductible expenses for tax	(133,371)	(30,195)
Other	-	40,867
Valuation allowance	333,333	186,644
Future income tax recovery	-	-

11.	Related-party transactions

The Company had the following transactions with related parties during the period ended March 31, 2005:

	•	Included in shareholder services and promotion are amounts of $3,500 (2004 - $5,031) paid to a company controlled by the spouse of a director.

	•	Included in professional fees is $24,600 (2004 - $13,271) of consulting and legal fees paid to a company owned by an officer.

	•	Included in professional fees is $25,365 (2004 - $33,239) of legal fees paid to firms in which officers are partners.

	•	Included in accounts payable is $58,738 (2004 - $26,094) relating to these transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Birch Mountain Resources Ltd.
Notes to the Interim Unaudited Consolidated Financial Statements
For the quarters ended March 31, 2005 and 2004

12.	Segmented information

The Company's principal business activity is the acquisition, exploration and development of mineral leases and permits. The Company's activities are focused on Western Canada, in the Athabasca region, near Fort McMurray, Alberta. The business segments are defined by the nature of the project. The industrial minerals segment relates to the development of a limestone quarry that will produce aggregate products and quicklime for use by the oil sands. The development of the limestone opportunity requires environmental, geological and engineering work including preparing the necessary regulatory filings for Alberta Environment and the Natural Energy and Conservation Board. Two other projects that the Company has been involved with relate to precious metals. The mineral exploration project focuses on exploration of mineral permits and leases for the discovery of precious metals and the mineral technology project focuses on research to develop methods for producing economic recoverable amounts of precious metals from nanoparticles.

Segmented information for the three-month period ending March 31 is a follows:
	Industrial	Mineral	Mineral
	Minerals	Exploration	Technology	Corporate	Total
2005
Interest income	$-	$-	$ -	$25,788	$25,788
Expense		220,692	-	1,221,699	1,442,391
Loss before tax		(220,692)	-	(1,195,911)	(1,416,603)
Assets	$4,276,456	$156,195	$ -	$5,003,375	$9,436,026

2004
Interest income	$-	$-	$ -	$7,749	$7,749
Expense		170,322	-	367,034	537,356
Loss before tax		(170,322)	-	(359,285)	(529,607)
Assets	$1,201,298	$143,812	$ -	$1,420,531	$2,765,641

13.	Comparative figures

Certain comparative figures have been reclassified to confirm with presentation adopted in the current year.